Filed Pursuant to Rule 424(b)(3)

File No. 333-120453

MCDirect Shares Prospectus

We are pleased to offer MCDirect Shares, McDonald’s direct stock purchase plan (the “Plan”).

•	Under the Plan, your cash dividends will automatically be reinvested in additional shares of McDonald’s common stock (“stock”).

•	If you are not a shareholder, you may enroll by investing at least $500 or by authorizing automatic monthly investments of at least $50.

•	If you hold at least 10 shares of McDonald’s stock in your name, you may enroll.

•	If you hold less than 10 shares in your name, you may enroll by investing at least $500 or by authorizing automatic monthly investments of at least $50.

•

If you are a McDonald’s System member in the U.S. or Canada, you may join the Plan and invest in McDonald’s stock by authorizing payroll deduction contributions to the Plan of at least $5 to $20 per investment, if offered by your employer.

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In the United States, you may open a custodial account for a minor child under the Uniform Gifts/Transfers To Minors Act by investing at least $100, authorizing monthly automatic investments of at least $50 or transferring at least one share to the minor child.

•	You may enroll by mail or online at www.computershare.com/mcdonalds.

•	Once enrolled, you may make additional investments of $50, or more by mail, online, or by authorizing automatic monthly investments.

•	If you are a shareholder, you may deposit your McDonald’s stock certificates with our Plan Administrator, whether or not you participate in the Plan.

•	You may establish a Traditional, Education or Roth Individual Retirement Account “IRA” that invests in McDonald’s stock through the Plan.

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You will be required to pay fees in connection with the Plan. These fees are described in this prospectus. In addition to these fees, the IRA Trustee will charge IRA participants with applicable taxes, fees and expenses, which are described in a separate IRA trust and disclosure statement referenced in this prospectus.

Neither the U.S. Securities and Exchange Commission, nor any state, nor any non-U.S. securities commission has approved or disapproved McDonald’s stock or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 30, 2007.

McDonald’s Corporation

McDonald’s Corporation, together with its subsidiaries and affiliates (hereafter, referred to as either the “Company” or as “McDonald’s”), operates in the food service industry and primarily operates in the quick service restaurant business under the McDonald’s brand. These restaurants serve a varied, yet limited, value-priced menu. McDonald’s operations are designed to assure consistent quality of product, cleanliness and service at every restaurant. In addition, the Company operates certain non-McDonald’s brands that are not material to the Company’s overall results. While we view ourselves primarily as a franchisor, we continually review our restaurant ownership mix (that is, our mix among Company-operated, conventional franchise, joint venture or developmental license) to deliver a great customer experience and drive long-term profitability. Our review focuses on underperforming markets and markets where direct restaurant operation by us is less attractive due to market size, business conditions or legal considerations. McDonald’s is the leading global foodservice retailer with more than 30,000 McDonald’s restaurants located in more than 100 countries. Approximately 70% of McDonald’s restaurants worldwide are owned and operated by independent businessmen and women. Our principal executive offices are located at One McDonald’s Plaza, Oak Brook, IL 60523; our telephone number is 1-630-623-3000.

MCDirect Shares

Purpose

MCDirect Shares is a direct stock purchase plan that provides investors with a convenient and cost-effective way to begin and build their McDonald’s share ownership and reinvest dividends.

Administration

The MCDirect Shares Plan Administrator is Computershare Trust Company, Inc. (hereafter, referred to as either “Computershare,” “Plan Administrator” or “Administrator”). The Plan Administrator purchases and holds shares purchased under the Plan, maintains records, sends account statements to participants, and performs other duties related to the Plan.

Eligibility and Enrollment

You are eligible to participate in the Plan if you reside in the United States or Canada. McDonald’s has the right to restrict or terminate the participation of any individual. You will be charged transaction fees for participating in the Plan (including a $5.00 enrollment fee), certain investment fees and, if applicable, additional IRA fees. The enrollment fee, as well as an investment fee, if applicable, will be deducted from your initial investment. See “Transaction or Plan Service Fees” on page 7.

Shareholders. If you hold at least 10 shares of McDonald’s stock in your name, or one share registered in custodial name for a minor child, you or the minor child, respectively, may join the Plan. If you hold fewer than 10 shares in your name, you may join the Plan by making an initial investment of at least $500 (or $100 for custodial accounts). You may join the Plan by authorizing automatic monthly investments of at least $50 per month. You can get started by submitting a completed initial enrollment form and the appropriate funds, if applicable, to the Plan Administrator or by enrolling online at www.computershare.com/mcdonalds. See “Methods of Investment” on page 3.

Non-shareholders. If you do not currently own McDonald’s stock, you may join the Plan by making an initial investment of at least $500 (or $100 for custodial accounts) or by authorizing automatic monthly investments of at least $50 per month. You can get started by submitting a completed enrollment form and the appropriate funds, if applicable, to the Plan Administrator or by enrolling online at www.computershare.com/mcdonalds. See “Methods of Investment” on this page.

McDonald’s System Members. If you are a McDonald’s System member and if payroll deductions are offered by your employer, you may also join the Plan by providing a completed enrollment form to your human resources representative and authorizing payroll deduction contributions to the Plan. The investment frequency and the minimum dollar amount of payroll deduction contributions will vary based upon your employer. However, if your authorized contribution is below $20, your payroll administrator will combine your payroll contributions to meet the Plan’s payroll deduction minimum of $20 per investment. The McDonald’s System members include McDonald’s franchisees and suppliers, their employees and employee benefit plans, as well as employees of McDonald’s, its subsidiaries and affiliates. See “MCDirect Shares–Eligibility and Enrollment” on page 2 and “Methods of Investment–Payroll Deductions” on page 4.

“Street Name” Holders. If your shares are held by a bank, broker or trustee, you may join the Plan by directing your bank, broker or trustee to register at least 10 shares (or one share for custodial accounts) of McDonald’s stock directly in your name or the custodial name for a minor child. You can then get started by submitting a completed enrollment form to the Plan Administrator or by enrolling online at www.computershare.com/mcdonalds.

Individual Retirement Account (IRA)

You can establish a Traditional IRA, Roth IRA, or Education IRA that invests in McDonald’s stock by making an initial investment to the IRA of at least $500, or by transferring at least 10 shares of McDonald’s stock or $500 or more from an existing IRA. You should be aware that the IRA Trustee administers IRAs in compliance with U.S. Internal Revenue Service requirements. The IRA trust agreement and disclosure statement describes how IRAs will be administered and as such, the terms described therein supersede the terms of MCDirect Shares. You can get started by submitting a completed IRA Enrollment Form and a completed IRA Funds Transfer Form to the Plan Administrator. These forms and an IRA trust agreement and disclosure statement, including information regarding fees, are available from the Plan Administrator by calling 1-800-564-1904. See “Individual Retirement Account (IRA) Fees/Expenses” on page 7.

Methods of Investment

Investments cannot exceed $250,000 per calendar year and must be made in U.S. dollars. For the purpose of applying this limit, all investments during any calendar year (including initial and ongoing investments, but excluding dividend reinvestments and share deposits) are aggregated. The Plan Administrator will arrange for the purchase of shares for your account, but will not pay interest on amounts pending investment. You may be charged fees to invest in McDonald’s stock under the Plan. See “Transaction or Plan Service Fees” on Page 7.

Optional Single Investments. Once enrolled, you may make additional investments of $50 or more through the Plan online at www.computershare.com/mcdonalds or by mail. Please mail your check, payable to Computershare, and a completed transaction form located on your account statement or transaction advice to the address specified on the form. Any individual or entity (including McDonald’s) may make additional cash investments for any participant or eligible investor as a gift, award or incentive for future performance.

Automatic Monthly Investments. If you wish to make regular monthly cash investments, you may authorize an automatic monthly withdrawal of at least $50 from your U.S. bank account. To get started, you must complete and submit the automatic investment enrollment form or authorize automatic ongoing investments online at www.computershare.com/mcdonalds. Funds will be deducted from your account on the 15th of each month and/or the last day of each month (whichever date or dates you choose), or, if the date(s) fall on a bank holiday or weekend, the next business day. Please allow up to four weeks for the first automatic investment to begin. To change or terminate automatic investments, you must notify the Plan Administrator in writing at least six business days before the next automatic monthly investment date.

Payroll Deductions. If you are a McDonald’s System member, you may enroll and make ongoing investments through payroll deduction, if offered by your employer. Payroll deduction minimums and investment frequency vary by employer. You should contact your personnel department or human resources representative to determine if payroll deductions are available to you and what the procedures are for initiating, changing and terminating payroll deductions.

Dividends. By participating in the Plan, your cash dividends on shares, including fractional shares held in the Plan and any certificated shares, will be automatically reinvested in additional shares of McDonald’s stock. Cash dividends have been declared and paid on an annual basis; however, the amount and frequency of any future dividends are at the discretion of McDonald’s Board of Directors.

Unpaid Checks/Rejected Electronic Funds Transfer. In the event that any participant’s check for a cash contribution is returned unpaid for any reason, or an authorized electronic funds transfer is not completed, the Plan Administrator will consider the request for investment of such funds null and void. The Plan Administrator shall immediately remove from the participant’s account those shares, if any, purchased upon the prior credit of such funds. The Plan Administrator shall thereupon be entitled to sell shares to satisfy any uncollected amount plus any applicable taxes, sales and transaction fees. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of such uncollected amounts, the Plan Administrator shall be entitled to sell additional shares from the participant’s account as may be necessary to satisfy the uncollected balance.

Transfer of Shares from Street Name

If a bank, broker, trustee or other agent holds your shares, you may transfer all or a portion of these shares to a Plan account by directing your agent to register these shares directly in your name, using the same name/registration as on your existing Plan account.

Share Purchases

Shares will be purchased by the Plan Administrator either on the open market or directly from McDonald’s at the sole discretion of the Administrator. Share purchases on the open market may be made on any stock exchange in the United States where McDonald’s stock is traded, on the over-the-counter market, or by negotiated transactions on terms the Plan Administrator reasonably determines at the time of purchase. In rare instances, purchases may be delayed to meet temporary curtailment or suspension of trading based on the actions of regulators and market administrators or emergency circumstances affecting receipt and execution of orders by brokers or market facilities. Any shares purchased by the Plan Administrator from McDonald’s will be made in accordance with applicable requirements. Neither McDonald’s nor any participant shall have any authority or power to control the timing or pricing of shares purchased, or the selection of the broker making the purchases. Therefore, you will not be able to precisely time your purchases through the Plan and will bear the market risk associated with fluctuations in the price of McDonald’s stock. That is, if you send in an initial or optional single cash investment or authorize automatic ongoing investments or payroll deductions, it is possible that the market price of McDonald’s stock could go up or down before shares are purchased with your funds. In addition, you will not earn interest on investments for the period before the shares are purchased. You will be charged fees to purchase shares of McDonald’s stock under the Plan. See “Transaction or Plan Service Fees” on page 7.

Purchases will be made weekly, but may be made daily when practicable. The timing and frequency of purchases is at the sole discretion of the Administrator. If any such date is a day when the stock market is not open, purchases will be made the next business day. When McDonald’s stock is purchased on the open market, your price per share will be the weighted average purchase price of shares purchased on that date. In the case of purchases from McDonald’s, your price per share will be the average of the high and low sales prices of McDonald’s stock, as reported on the New York Stock Exchange Composite Tape on that date.

Sales of McDonald’s Stock

You may sell any number of shares in your Plan account by calling 1-800-Mc1-STCK or by accessing your account on a secured website at www.computershare.com/mcdonalds and providing the required account identification and security information, or by completing and submitting the appropriate section of a transaction form to the Plan Administrator. The Plan Administrator will sell those shares, along with shares to be sold for other accounts, as promptly as practicable at 100 percent of the then current market price of McDonald’s stock and will send you a check or wire the sales proceeds, less any applicable taxes, sales and transaction fees. Note that the sales fees in effect under the Plan at the time a sales transaction is executed apply to all sales transactions through the Plan regardless of when or how the shares sold were acquired. See “Transaction or Plan Service Fees” on page 7.

All sale instructions are final. Once the Plan Administrator receives your sale instructions, the request will not be stopped or cancelled.

Sales processed on accounts lacking a valid Form W-9 certifying the accuracy of your taxpayer identification number for U.S. beneficial owners, or a Form W-8 BEN for non-U.S. beneficial owners, will be subject to backup withholding tax at the then effective tax rate. By furnishing the appropriate form to the Plan Administrator before the sale takes place, you will avoid subjecting your sales proceeds to backup withholding tax.

Alternatively, you can choose to sell your shares through a stockbroker of your choice. In that case, you must request that your shares be moved to your broker. If you elect to sell through a broker, you will pay whatever taxes, sales and transaction fees are charged by your broker, rather than the taxes and fees provided under the Plan.

Withdrawal from the Plan

You can withdraw some or all of your shares from your Plan account by properly notifying the Plan Administrator. The Plan Administrator will transfer your shares to a Direct Registration account maintained by the Plan Administrator.

If your MCDirect Shares account has a fractional share, a check for the value of the fractional share (less applicable taxes, sales and transaction fees) will be mailed to you.

Checks will be payable to the name(s) in which the account is registered, unless otherwise instructed. If the check is to be issued in a name or names other than your Plan or Direct Registration account registration, the signature(s) on the instructions or stock power must be guaranteed by a financial institution participating in the Medallion Guarantee program.

The Plan Administrator will process notices of withdrawal and uninvested funds will be returned to you as soon as practicable, without interest. If your request to withdraw from the Plan is received on or after a dividend record date, but before the dividend payment date, your withdrawal will be processed as soon as practicable, and a separate dividend check will be mailed to you within five business days after the dividend payment date. Future dividends will be paid in cash, unless you rejoin the Plan. Please allow three to five business days to process your withdrawal request.

Convert Your Stock Certificates

McDonald’s shareholders, including shareholders who do not participate in the Plan, may use the Direct Registration System (DRS) to convert their McDonald’s stock certificates to book-entry at no cost. McDonald’s and the Plan Administrator are responsible for the custody of McDonald’s shares in DRS. Therefore, you no longer bear the risk and cost associated with the loss, theft or destruction of your stock certificates once the Plan Administrator receives the certificates. When you use this service, you can take advantage of the transfer and sale of shares features of the Plan. Shareholders using DRS will receive dividends in cash until they are enrolled in the Plan. See “Withdrawal from the Plan” above.

To convert your certificates to book-entry, send them to the Plan Administrator via courier service with written instructions to deposit the certificated shares into your book-entry account. Do not endorse the certificates or complete the assignment section. If you mail the certificates, you may want to insure them for 3 percent of their value to help cover their accidental loss during mailing.

Gift/Transfer of Shares

You may gift or transfer McDonald’s shares held in your Plan account to anyone you choose. You will not be charged any fees to gift or transfer shares under the Plan. In order to transfer some or all of your Plan shares or shares held in Direct Registration, you must send the Plan Administrator signed transfer instructions. Your signature must be guaranteed by a bank or other financial institution participating in the Medallion Guarantee program.

If you are opening a new Plan account, you must submit a completed enrollment form, a $5.00 enrollment fee and instructions to transfer at least 10 shares (or one share for a custodial account). If you transfer fewer than 10 shares, they will be held in the Plan’s Direct Registration service at no cost. See “Convert Your Stock Certificates” on page 6.

Transaction or Plan Service Fees

Enrollment fee		$5.00
Investment fees	via optional investment	$6.00
	via automatic ongoing monthly investments	$1.50
	via payroll deduction	$0
	via dividend reinvestment	$0
Sales fees	per transaction	$15.00
	plus a per share sales fee (the per share sales fee is capped at $35.00 within a single transaction*)	$.15
Proceeds via wire	domestic address	$25.00
	international address	$50.00
Fee for returned checks or rejected automatic investments		$20.00

*	The maximum total sales fee a participant will pay to sell shares through the Plan in a single transaction is $50.00—a $15.00 transaction fee plus a maximum $35.00 per share sales fee. Wire transfer fees, if applicable, will be added to the maximum total sales fee.

The Plan Administrator will deduct the applicable taxes, sales and transaction fees from proceeds due from a sale or funds received for investment. Because of the structure of the Plan fees, the cost to participate in the Plan on a per share basis decreases with the number of shares bought and/or sold in a single transaction. For this reason, you should carefully consider the impact of the costs of participation in the Plan on your investment returns.

Individual Retirement Account (IRA) Fees/Expenses

In addition to the fees described above, the IRA Trustee will charge IRA participants with applicable taxes, fees and expenses, including an annual IRA account fee.

These fees and any future fee increases are described in the IRA trust agreement and disclosure statement available by calling the Plan Administrator at 1-800-564-1904. See “Individual Retirement Account (IRA)” on page 3.

Account Statements

The Plan Administrator will establish and maintain a separate account under the Plan for you. Online access to your account information is available 24 hours a day/seven days a week at the secured website, www.computershare.com/mcdonalds. You will receive a transaction advice for account activity (except reinvested dividends and payroll deductions) and an annual statement listing your dividend disbursement and transactions, if any. If you have a valid email address on file with the Plan Administrator, and have consented to electronic delivery, you will receive email notification when account statements or other shareholder communications are available online. You can consent to electronic delivery or change your electronic delivery options at any time either online at www.computershare.com/mcdonalds or by contacting the Plan Administrator. For additional sources of account information, see “Where To Get More Information” on page 10.

Stock Splits; Stock Dividends; Other Distributions

In the event dividends are paid in McDonald’s stock, or if McDonald’s shares are distributed in connection with any stock split or similar transaction, your account will be adjusted accordingly.

Voting of Proxies

You will receive proxy materials, including a proxy for shares of McDonald’s stock held in your Plan account either via mail or, if you consent to electronic delivery, via an e-mail message containing links to view the materials and vote your shares online. Either way, the proxy will be voted as indicated by you. If you do not vote your proxy by phone, via the Internet, or return a proxy card by mail; or if you return a proxy card unsigned prior to the fifth calendar day before a shareholder meeting, the Plan Administrator will vote your book-entry Plan shares in accordance with the majority of the book-entry Plan shares voted by participants.

Responsibility of the Plan Administrator and McDonald’s

Neither McDonald’s nor the Plan Administrator will be liable for any action they take in good faith or for any good faith omission to act. This includes, without limitation, liability for: the failure to terminate your account upon your death prior to receiving written notice; or any purchase or sale prices reflected in your Plan transactions or the dates of purchases or sales of your Plan shares; or any fluctuation in the market value after purchase or sale of shares.

Neither McDonald’s nor the Plan Administrator can assure a profit or protect you against a loss on the shares you purchase under the Plan. The payment of dividends is at the discretion of the McDonald’s Board of Directors and will depend on future earnings, the financial condition of McDonald’s and other factors. The Board may change the amount and timing of dividends at any time without notice.

Modification or Termination of the Plan

McDonald’s may modify or terminate the Plan at any time and, in such event, participants will be so notified in writing sent by U.S. mail at least thirty (30) days in advance of the effective date of any modification or termination. The Administrator also reserves the right to change any administrative procedures of the Plan without notifying participants. The current MCDirect Shares prospectus is filed with the SEC and available on our website at www.investor.mcdonalds.com

Application of Modification or Termination

Any modification made to, or termination of, the Plan will apply to a participant’s holdings in the Plan at the time the modification or termination becomes effective and to transactions occurring thereafter, regardless of when or how the shares were acquired.

Interpretation of the Plan

McDonald’s may interpret and regulate the Plan as deemed necessary or desirable in connection with the operation of the Plan and resolve questions or ambiguities concerning the various provisions of the Plan.

Governing Law

The Plan is governed by and construed in accordance with the laws of the State of Illinois without giving effect to any principles of conflicts of laws.

Change of Eligibility; Termination from the Plan

The Plan Administrator will from time to time review your Plan account to determine whether you continue to be eligible to participate in the Plan. If the Plan Administrator determines that you are no longer eligible to participate, or if the Plan is terminated, the Plan Administrator will notify you in writing or via email.

The Plan Administrator will transfer all of your whole shares of McDonald’s stock in your Plan account to a Direct Registration System (DRS) account maintained by the Plan Administrator and mail you a check for the value of any fractional share, unless otherwise instructed. Please allow up to 30 days for this transfer. You may request a certificate for your whole shares and a check for the value of any fractional share (based on the then current market price, less applicable taxes, sales and transaction fees). You may also request a sale of your shares. See “Sales of McDonald’s Stock” on page 5. If your account consists of only a fractional share, the Plan Administrator may close your account by notifying you in writing and sending a check to you for the value of the fractional share based on the then current market price of McDonald’s stock, less any applicable taxes, sales and transaction fees, if applicable. See “Transaction or Plan Service Fees” on page 7.

Income Taxation

Tax consequences of participating in the Plan can vary depending on each participant’s tax situation. This summary is not a comprehensive summary of all tax considerations that may be relevant to your participation in the Plan. In addition, special tax considerations may apply to certain participants, such as those in non-U.S. countries and those participating through an IRA. Therefore, you are encouraged to consult your tax advisor regarding the consequences of participation in the Plan in light of current and proposed federal, state, local, foreign and other tax laws.

U.S. Federal Income Taxation

Cash dividends reinvested under the Plan will be taxable as having been received by you even though you have not received them in cash. You will receive an annual statement (Form 1099-DIV) from the Plan Administrator indicating the amount of the reinvested dividend reported to the U.S. Internal Revenue Service as dividend income.

Foreign Participation/Taxation

Tax consequences of participating in the Plan may vary under foreign laws or regulations and you should determine the tax treatment of Plan features, such as dividend reinvestment, before you decide to invest through the Plan.

Where to Get More Information

McDonald’s files annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission (“SEC”). You may read and copy any reports, statements or other information filed by McDonald’s at the SEC’s public reference room in Washington, D.C. You can request copies of these documents, upon payment of a duplicating fee, by contacting the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. SEC filings are also available to the public at the SEC’s website at www.sec.gov. You can access SEC filings and sign up for e-mail notification of certain financial releases on McDonald’s website at www.investor.mcdonalds.com.

The following documents filed with the SEC are incorporated by reference into this prospectus and are considered a part of this prospectus:

(a) our Current Reports on Form 8-K filed on January 24, 2006, February 9, 2006, March 9, 2006, March 28, 2006, April 21, 2006, April 27, 2006, May 10, 2006, May 31, 2006, June 8, 2006, July 25, 2006, August 8, 2006, August 24, 2006, September 1, 2006, September 8, 2006, September 13, 2006, October 3, 2006, October 4, 2006, October 5, 2006, October 6, 2006, October 12, 2006, November 14, 2006, December 12, 2006, January 18, 2007, January 24, 2007 and January 30, 2007, and the matter disclosed under Item 5.03 of our Current Report on Form 8-K filed on January 30, 2006;

(b) our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

(c) our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006; and

(d) the description of the Company’s Common Stock contained in the Company’s Registration Statement on Form 8-A dated December 23, 1988, as amended in the Company’s Current Reports of Form 8-K dated May 25, 1989 and July 25, 1990.

If requested, McDonald’s will provide, at no cost, any of the above documents (including any exhibits that are specifically incorporated by reference in them) to each person, including any beneficial owner, to whom a prospectus is delivered. Written or telephone requests should be directed to: McDonald’s Shareholder Services, McDonald’s Corporation, McDonald’s Plaza, #300, Oak Brook, Illinois 60523; telephone: 1-630-623-7428. McDonald’s Summary Annual Report, the MCDirect Shares brochure/prospectus and enrollment form, and financial information are available on our website at www.investor.mcdonalds.com.

You should rely only on the information incorporated by reference or provided in this prospectus or in any prospectus supplement. McDonald’s has authorized no one to provide you with different information. McDonald’s is not making an offer to sell stock in any state or country where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement, if any, is accurate as of any date other than the date of the document.

Use of Proceeds

McDonald’s will receive proceeds from the purchase of McDonald’s shares under the Plan only if purchases are made directly from McDonald’s and not from open market purchases by the Plan Administrator. Proceeds received by McDonald’s from such purchases shall be used for general corporate purposes.

Plan of Distribution

McDonald’s shares offered pursuant to the Plan will be purchased in the open market or, at McDonald’s option, directly from McDonald’s. You will be charged fees for participating in the Plan. See “Transaction or Plan Service Fees” on page 7. IRA participants will also be charged applicable taxes, fees and expenses as set forth in the IRA trust agreement and disclosure statement. See “Individual Retirement Account (IRA) Fees/Expenses” on page 7. McDonald’s will pay all other costs related to the administration of the Plan.

Legal Matters

Gloria Santona, Corporate Executive Vice President, General Counsel and Secretary of McDonald’s, has rendered her opinion regarding the legality of the shares of McDonald’s stock covered by this prospectus. Ms. Santona owns shares of McDonald’s stock, and she is eligible to participate in the Plan.

Experts

The consolidated financial statements of the Company included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Inquiries

By Phone and IVR. For information about your account, call the Plan Administrator at 1-800-Mc1-STCK or 1-312-588-4110 for the hearing impaired. An interactive voice response system (IVR) providing account balance, stock prices and other information is available 24 hours, 7 days a week. Representatives are available weekdays between 8:00 a.m. and 6:00 p.m., Eastern Standard Time.

Via the Internet or IVR. Account information and convenient online services are available 24 hours a day, 7 days a week on Computershare’s Investor Centre website at www.computershare.com/mcdonalds. To access your account, you will need your account number and taxpayer identification number. If you reside outside of the U.S., you will need to provide your account number and family or company name.

By Mail. Send correspondence and enrollment forms to McDonald’s Shareholder Services, c/o Computershare Trust Company, P.O. Box 43078, Providence, RI 02940-3078. After enrolling in the Plan, mail optional investments to McDonald’s Shareholder Services, c/o Computershare Trust Company, P.O. Box 6006, Carol Stream, IL 60197-6006. Please include the optional cash purchase form, found at the bottom of your Plan statement or purchase allocation advice, or a letter that includes your McDonald’s account number and your daytime telephone number.

[Logo of Georgeson Shareholder Securities]

Dear Investor:

The enclosed investment program material describes a plan that is designated to provide individual investors with a convenient way to purchase company stock.

The Plan Administrator’s website for shareholders is www.computershare.com/mcdonalds. This site provides additional information on the program.

Please review the investment program material for complete details. Georgeson Shareholder Securities Corporation has sent you this material on behalf of the Plan Administrator to comply with the securities laws and regulations of certain states.

The Plan Administrator has provided the forms you will need to establish an account and explained the ways in which you can reach it by phone, Internet and U.S. mail. For faster service, please contact the Plan Administrator directly.

Thank you for your interest,

Georgeson Shareholder Securities Corp.

This prospectus should be read in conjunction with the documents incorporated by reference therein. There shall be no sale of these securities in any state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or country.

Questions regarding MCDirect Shares should be directed to McDonald’s Shareholder Services at 1-800-Mc1-STCK or 1-312-588-4110 (TDD# for hearing impaired).

The following trademarks used herein are owned by McDonald’s Corporation and its affiliates: McDonald’s, The Golden Arches Logo, MCDirect Shares, 1-800-Mc1-STCK.

© 2007 McDonald’s Corporation and affiliates

McD 5-2908 rev. 01/07

Printed in the U.S.A.

Printed on recycled paper with 10% post-consumer content